SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH June 03, 2008

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAG-ALONG AGREEMENT

By this private agreement,

(i) OPPORTUNITY FUND, a company duly organized and validly existing under the laws of the Cayman Islands, headquartered at P.O. Box 852GT, UBS House, 227 Elgin Avenue, George Town, Grand Cayman, enrolled before the Federal Revenue Service under CNPJ/MF n. 07.703.638/0001 -38, herein represented according to its corporate documents (“Opportunity Fund”);

(ii) OPPORTUNITY LÓGICA RIO CONSULTORIA E PARTICIPAÇÕES LTDA., a limited liability company duly organized and validly existing under the laws of the Brazilian Federal Republic (República Federativa do Brasil), headquartered at Rua Manoel Duarte, nº 14, sala 104, in the city of Três Rios, state of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF n. 01.909.405/0001 -00, herein represented according to its articles of association (“Lógica”);

(iii) OPPORTUNITY ASSET ADMINISTRADORA DE RECURSOS DE TERCEIROS LTDA., a limited liability company duly organized and validly existing under the laws of the Brazilian Federal Republic (República Federativa do Brasil), headquartered Av. Presidente Wilson, nº 231, 28º andar (parte), in the city of Rio de Janeiro, state of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF n. 05.395.883/0001 -08, herein represented according to its articles of association (“Asset”);

(iv) OPPORTUNITY INVEST II LTDA., a limited liability company duly organized and validly existing under the laws of the Brazilian Federal Republic (República Federativa do Brasil), headquartered at Av. Presidente Wilson, nº 231, 28º andar (parte), in the city of Rio de Janeiro, state of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF n. 01.969.204/0001 -06, , herein represented according to its articles of association (“Invest”);

(v) OPPORTUNITY INVESTIMENTOS LTDA., a limited liability company duly organized and validly existing under the laws of the Brazilian Federal Republic (República Federativa do Brasil), headquartered at Av. Presidente Wilson, nº 231, 28º andar (parte), in the city of Rio de Janeiro, state of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF n. 03.605.085/0001 -20, herein represented according to its articles of association (“Investimentos”);

(vi) OPP I FUNDO DE INVESTIMENTO EM AÇÕES, an equity investment fund (fundo de investimento em ações) duly organized and validly existing under the laws of the Brazilian Federal Republic (República Federativa do Brasil), enrolled before the Federal Revenue Service under CNPJ/MF n. 00.083.181/0001 -67, herein represented by its administrator BANCO OPPORTUNITY S.A., a corporation duly organized and validly existing under the laws of the Brazilian Federal Republic, headquartered at Av. Presidente Wilson, nº 231, 29º andar, sala 2904, in the city of Rio de Janeiro, state of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF n. 33.857.830/0001 -99 and with the consent of its manager OPPORTUNITY LÓGICA GESTÃO DE RECURSOS LTDA., a limited liability company duly organized and validly existing under the laws of the Brazilian Federal Republic (República Federativa do Brasil), headquartered at Av. Presidente Wilson nº 231, 28º andar (parte), in the city of Rio de Janeiro, state of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF n. 07.263.709/0001 -29 (“OPP I”);

(vii) OPPORTUNITY LÓGICA II FUNDO DE INVESTIMENTO EM AÇÕES, an equity investment fund (fundo de investimento em ações) duly organized and validly existing under the laws of the Brazilian Federal Republic (República Federativa do Brasil), enrolled before the Federal Revenue Service under CNPJ/MF n. 00.185.259/0001 -54, herein represented by its administrator BANCO OPPORTUNITY S.A., identified above, and with the consent of its managers (a) OPPORTUNITY GESTORA DE RECURSOS LTDA., a limited liability company duly organized and validly existing under the laws of the Brazilian Federal Republic (República Federativa do Brasil), headquartered at Av. Presidente Wilson nº 231, 28º andar (parte), in the city of Rio de Janeiro, state of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF n. 01.608.570/0001 -21 and (b) OPPORTUNITY LÓGICA GESTÃO DE RECURSOS LTDA., identified above (“Lógica II”);

(viii) LUXOR FUNDO DE INVESTIMENTO MULTIMERCADO, an investment fund for equity investments (fundo de investimento em ações) headquartered at Av. Presidente Wilson nº 231, 29º andar, sala 2904, in the city of Rio de Janeiro, state of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF n. 73.839.250/0001 -93, herein represented pursuant to its bylaws (hereinafter referred to as “Luxor”);

(ix) INTERNATIONAL MARKETS INVESTMENTS C.V., a company duly organized and validly existing under the laws of Amsterdam, Netherlands, headquartered at Leliegracht 10, 1015 DE, enrolled before the Federal Revenue Service under CNPJ/MF n. 08.338.834/0001 -13, herein represented pursuant to its articles of association ( “IMI”);

(x) TIMEPART PARTICIPAÇÕES LTDA., a limited liability company duly organized and validly existing under the laws of the Brazilian Federal Republic (República Federativa do Brasil), headquartered at Av. Presidente Wilson, nº 231, 28º andar (parte), in the city of Rio de Janeiro, state of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF n. 02.338.535/0001 -47, herein represented according to its articles of association (“Timepart”);

(xi) OPPORTUNITY CONSULTORIA LTDA., a limited liability company, headquartered at Rua Manoel Duarte, nº 14, sala 102 (parte), in the city of Três Rios, state of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF n. 01.608.569/0001 -05, herein represented according to its articles of association (“Opp Consultoria”);

(xii) INVESTIDORES INSTITUCIONAIS FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES, an investment fund duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, enrolled before the Federal Revenue Service under CNPJ/MF n. 01.201.501/0001 -61, herein represented by its administrator, MELLON SERVIÇOS JUR¥DICOS E FINANCEIROS DTVM S.A., a corporation duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, with its headquarters at Av. Presidente Wilson, 231, 11o. andar, in the city of Rio de Janeiro, state of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF n. 02.201.501/0001 -61 with the consent of its manager, ANGRA PARTNERS GESTÃO DE RECURSOS E ASSESSORIA FINANCEIRA LTDA., a limited liability company duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, with its headquarters at Rua Lauro Muller, 116, sala 2201, in the city of Rio de Janeiro, state of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF n. 05.597.435/0001 -89 (“Onshore Fund”);

(xiii) CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL - PREVI, a pension fund (entidade fechada de previdência privada) duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, with its headquarters at Praia de Botafogo, 501, 3º e 4º andares, in the city of Rio de Janeiro, state of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF N. 33.754.482/0001 -24, herein represented pursuant to its bylaws (“Previ”);

(xiv) FUNDAÇÃO PETROBRÁS DE SEGURIDADE SOCIAL – PETROS, a pension fund duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, with its headquarters at Rua do Ouvidor, 98, 9o. andar, in the city of Rio de Janeiro, state of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF n. 34.053.942/0001 -50, herein represented pursuant to its bylaws (“Petros”);

(xv) FUNDAÇÃO DOS ECONOMIÁRIOS FEDERAIS – FUNCEF, a pension fund duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, with its headquarters at Setor Comercial Norte, Quadra 02, Bloco A, Edifício Corporate Financial Center, 13o. andar, in the city of Brasília, Distrito Federal, enrolled before the Federal Revenue Service under CNPJ/MF n. 00.436.923/0001 -90, herein represented pursuant to its bylaws (“Funcef”);

(xvi) FUNDAÇÃO 14 DE PREVIDÊNCIA PRIVADA, a pension fund duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, with its headquarters at Setor Comercial Norte, Quadra 03, Bloco A, Loja 01, Térreo, Asa Norte, in the city of Brasília, Distrito Federal, enrolled before the Federal Revenue Service under CNPJ/MF n. 07.170.649/0001 -08, herein represented pursuant to its bylaws (“Fundação 14”);

(xvii) CITIGROUP VENTURE CAPITAL INTERNATIONAL BRAZIL LLC, a limited liability company duly organized and validly existing in accordance with the laws of the state of Delaware, United States of America, with its headquarters at 731 Lexington Avenue, in the City of New York, state of New York, herein represented pursuant to its articles of association (“CVC”);

(xviii) CITIGROUP VENTURE CAPITAL INTERNATIONAL L.P., the new corporate name of CVC/Opportunity Equity Partners L.P., a limited liability company duly organized and validly existing in accordance with the laws of the Cayman Islands, with its registered office at P.O. Box 281GT, Century Yard, Cricket Square, Hutchins Drive, George Town, Grand Cayman, Cayman Islands, British West Indies, herein represented pursuant to its articles of association (“Offshore Fund”);

(xix) INTERNATIONAL EQUITY INVESTMENTS LLC., a company duly organized and validly existing in accordance with the laws of the state of Delaware, United States of America, with its headquarters at 1209 Orange Street, city of Wilmington, state of Delaware, United States of America, herein represented by its attorney-in-fact, pursuant to its articles of association (“IEI”);

(xx) TELE FUNDO DE INVESTIMENTO EM AÇÕES, an investment fund duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, enrolled before the Federal Revenue Service under CNPJ/MF n. 02.597.072/0001 -93, herein represented by its administrator, MELLON SERVIÇOS JUR¥DICOS E FINANCEIROS DTVM S.A., identified above (“Tele FIA”);

(xxi) PRIV FUNDO DE INVESTIMENTO EM AÇÕES, an investment fund duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, enrolled before the Federal Revenue Service under CNPJ/MF n. 02.559.662/0001 -21, herein represented by its administrator, MELLON SERVIÇOS JUR¥DICOS E FINANCEIROS DTVM S.A., identified above (the “Priv FIA”);

(xxii) RIO BOGAN EMPREENDIMENTOS E PARTICIPAÇÕES LTDA., a limited liability company duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, with its headquarters at Alameda Joaquim Eugênio de Lima nº 447, 7ºandar, sala 15, in the city of São Paulo, state of São Paulo, enrolled before the Federal Revenue Service under CNPJ/MF n. 07.098.226/0001 -16, herein represented pursuant to its articles of association (“Rio Bogan”);

(xxiii) ZAIN PARTICIPAÇÕES S.A., a corporation duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, with its headquarters at Rua Lauro Müller, 116, sala 4102 (parte), in the city and state of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF n. 02.363.918/0001 -20, herein represented pursuant to its bylaws (“Zain”);

(xxiv) INVITEL S.A., a corporation duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, with its headquarters at Rua Lauro Müller, 116, sala 4102 (parte), in the city and state of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF n. 02.465.782/0001 -60, herein represented pursuant to its bylaws (the “Invitel”);

(xxv) SOLPART PARTICIPAÇÕES S.A., a corporation duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, with its headquarters at Rua Lauro Müller, 116, sala 4102 (parte), in the city and state of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF n. 02.607.736/0001 -58, herein represented pursuant to its bylaws (“Solpart”);

(xxvi) ARGOLIS HOLDINGS S.A. (new corporate name of TECHOLD PARTICIPAÇÕES S.A.), a corporation duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, with its headquarters at Rua Lauro Müller, 116, sala 4102 (parte), in the city and state of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF n. 02.605.028/0001 -88, herein represented pursuant to its bylaws (“Argolis Holdings”);

(xxvii) LEXPART PARTICIPAÇÕES S.A., a company with its headquarters at Rua Mayrink Veiga nº 9, 12º andar, sala 1, in the city of Rio de Janeiro, RJ, enrolled before the Federal Revenue Service under CNPJ/MF n. 03.204.002/0001 -90, herein represented pursuant to its bylaws (“Lexpart”);

(xxviii) OESTE PARTICIPAÇÕES S.A., a corporation duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, with its headquarters at Rua Lauro Müller, 116, sala 4102 (parte), in the city and state of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF n. 02.062.753/0001 -57, herein represented pursuant to its bylaws (“Oeste”); and

(xxix) DALETH PARTICIPAÇÕES S.A., a corporation duly organized and validly existing in accordance with the laws of the Federal Republic of Brazil, with its headquarters at Rua Lauro Müller, 116, sala 4102 (parte), in the city and state of Rio de Janeiro, enrolled before the Federal

Revenue Service under CNPJ/MF n. 02.312.604/0001 -07, herein represented pursuant to its bylaws (“Daleth”);

Opportunity Fund, Lógica, Asset, Invest, Investimentos, OPP I, Lógica II, Luxor, IMI, Timepart and Opp Consultoria hereinafter collectively referred to as “Opportunity/Banco Opportunity Parties”;

Previ, Petros, Funcef and Fundação 14 hereinafter collectively referred to as “Pension Funds Parties”;

CVC, Offshore Fund, IEI, Tele FIA, Priv FIA and Rio Bogan hereinafter collectively referred to as “Offshore Fund Parties”;

Zain, Invitel, Solpart, Argolis Holdings, Lexpart, Oeste and Daleth hereinafter collectively referred to as “Portfolio Companies Parties”;

NOW, THEREFORE, the Parties – in view of the agreements and mutual covenants contained herein - agree to enter into the present “Agreement on Tag-Along Rights” (“Agreement”), pursuant to the following:

SECTION ONE – DEFINITIONS AND INTERPRETATION

1.1. In addition to the terms defined above or in the text of the present Agreement, the following terms begun with capital letters shall have the following meanings:

“Direct Shares” shall have the meaning that is ascribed to it in Section 3.1.1. of this Agreement.

“Offshore Fund Direct Shares” shall have the meaning that is ascribed to it in Section 3.1.1. of this Agreement.

“Opportunity Direct Shares” shall have the meaning that is ascribed to it in Section 3.1.1. of this Agreement.

“Holdings Shares” shall have the meaning that is ascribed to it in Section 3.1.2. of this Agreement.

“Affiliate” means, with respect to any Person, any other Person that direct or indirectly, Controls, is Controlled by, or is under common Control with the first Person. For the sake of clarity, (i) an investment fund that is administered or managed by a Person shall be deemed an Affiliate of such Person; (ii) a company that is a limited partnership in which such Person is the general partner shall be deemed an Affiliate of that Person.

“Anatel” means Brazilian National Telecommunications Agency (Agência Nacional de Telecomunicações).

“BT” means Brasil Telecom S.A.

“BTP” means Brasil Telecom Participações S.A.

“CADE” means Brazilian Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica).

“CCI” shall have the meaning that is ascribed to it in Section 7.2. of this Agreement.

“Joint Venturer” means Telos – Fundação Embratel de Assistência e Seguridade Social exclusively with respect to its current directly held interest in Invitel’s capital stock. Any interest that further held by Telos – Fundação Embratel de Assistência e Seguridade Social in Invitel’s capital stock due to redemption, amortization or any event which results in a distribution of shares owned by the Onshore Fund to its quotaholders shall be an exception to this definition of Joint Venturer;

“Consolidation” means any Transfer or corporate transaction that results in (x) in the case of Previ, Petros, Funcef and Fundação 14, their respective Affiliates and successors under any title, individually or collectively considered, the direct and/or indirect ownership of shares issued by Solpart, Metrô-Rio or their respective direct and/or indirect Controlling shareholders (holding companies), representing more than fifty per cent (50%) of the respective voting capital stock; (y) in the case of the Offshore Fund Parties, their respective Affiliates and successors under any title, individually or collectively considered, or in the case of Opportunity/Banco Opportunity Parties, their respective Affiliates and successors under any title, individually or collectively considered, the direct and/or indirect ownership of shares issued by Solpart, Metrô-Rio or their respective direct and/or indirect Controlling shareholders (holding companies), representing more than fifty per cent (50%) of the respective voting capital stock. For the sake of clarity, the reference made to Metrô-Rio in this definition is aimed at determining the direct or indirect percentage of equity interest, pursuant to Exhibit 1, provided that the shares issued by Metrô-Rio are neither bound nor subject to this Agreement.

For the purposes of this Agreement, the following shall not be deemed a Consolidation:

(i) the direct or indirect ownership by the Offshore Fund Parties, their respective Affiliates and successors under any title, individually or collectively considered, of shares representing more than fifty per cent (50%) of the voting capital stock of Metrô-Rio or its respective direct or indirect Controlling shareholders (holding companies), as long as (a) such interest is obtained as a result of the dissolution of the Onshore Fund or of the occurrence of any event through which the assets of the Onshore Fund are given to its quotaholders, and also (b) such interest is currently held by the Offshore Fund Parties, their respective Affiliates and successors under any title;

(ii) the direct or indirect ownership by the Onshore Fund or by the Offshore Fund Parties, their respective Affiliates and successors under any title, individually or collectively considered, of shares representing more than fifty per cent (50%) of the voting capital stock of Metrô-Rio or its respective direct or indirect Controlling shareholders (holding companies), as long as such interest is a direct result of a future issue by Oeste, Sorocaba, Metrô-Rio or any of their Affiliates, of shares with voting rights through private or public placement (in this last situation, within an initial public offering transaction or subsequent public offering of shares registered before CVM, with or without the exclusion of the preemptive right pursuant to article 172 of Law 6,404/76), whose funds are destined for the financing of obligations undertaken by Metrô-Rio in the amendment to the concession agreement entered into on 12.27.07, the settlement of a debt incurred by Metrô-Rio or by any of its subsidiaries for the financing of such obligations, or the payment of a debt registered on the date hereof in the balance sheet of Oeste, Sorocaba or Metrô-Rio. In this case, if any of the Offshore Fund Parties or the Onshore Fund does not exercise, totally or partially, for any reason, the respective preemptive rights for the subscription of the new shares to be issued by Oeste, Sorocaba or Metrô-Rio, as the case may be, the Onshore Fund or the Offshore Fund Parties, as the case may be, may offer to the Opportunity/Banco Opportunity Parties the right to subscribe up to the total of the remaining new shares not subscribed by the Onshore Fund or by the Offshore Fund Party, as the case may be, so as to prevent any of the Offshore Fund Parties or the Onshore Fund, from individually becoming the owner of more than fifty per cent (50%) of the shares with voting rights of Oeste, Sorocaba or Metrô-Rio, as the case may be. If any of the Offshore Fund Parties or the Onshore Fund, individually becomes the direct or indirect holder of more than fifty per cent (50%) of the voting capital stock of Oeste, Sorocaba or Metrô-Rio, as the case may be, as a result of the non-exercise by any of the Opportunity/Banco Opportunity Parties of the preemptive right for the subscription of the remaining shares provided for herein and that has been offered to it, such increase of the interest held by the Offshore Fund Parties or the Onshore Fund Parties, as the case may be, shall not be deemed a “Consolidation” for the purposes of this Agreement. The event provided for in this item (ii), in case the preemptive right has not been offered to the Opportunity/Banco Opportunity Parties and any of the Offshore Fund Parties or the Onshore Fund individually becomes the direct or indirect holder of more than fifty per cent (50%) of the voting capital stock of Oeste, Sorocaba or Metrô-Rio, as the case may be, shall be deemed a “Consolidation” for the purposes of this Agreement;

(iii) the subscription of new shares with voting rights (including any remaining shares) issued in a capital increase made pursuant to the cumulative criteria listed in items (a) through (d) below, as a result of which any of the Parties becomes the direct or indirect holder of shares issued by BT or its respective direct or indirect Controlling shareholders (holding companies), representing more than fifty per cent (50%) of the respective voting capital stock:

(a) destination of the funds: settlement of the debt registered on this date in Zain’s or Invitel’s balance sheet (“Invitel Debt”);

(b) amount of the capital increase: the necessary amount for the satisfactory accomplishment of its destination as provided for in item (a) above, less the amount, in case it has been received by Invitel (or by Solpart), corresponding to the portion of the Contract Termination Fee owed exclusively to Invitel (or Solpart) after the distribution of the portion owed to their respective shareholders, pursuant to the provisions of the Agreement on Distribution of the Termination Fee and Other Covenants, entered into on this date, which shall be fully destined for the settlement of the Invitel Debt;

(c) issue price: fair price to be determined, directly or indirectly, by the Onshore Fund and by the Offshore Fund Parties. In case any of the Opportunity/Banco Opportunity Parties disagrees with the fair price proposed as above, such Opportunity/Banco Opportunity Party shall indicate, within three (3) business days, one (1) among the investment banks Goldman Sachs, UBS, Morgan Stanley, JP Morgan, Merrill Lynch, Credit Suisse or Santander / ABN-Amro, which shall be hired by and at the expense of the respective issuing company to prepare and submit, within sixty (60) days after its hiring, a new expert report, based on which the issue price of the new shares shall be definitively determined; and

(d) preemptive right with respect to Zain or Invitel: if any of the Offshore Fund Parties, the Onshore Fund or the Pension Fund Parties does not exercise, totally or partially, for any reason, the respective preemptive rights for the subscription of the new shares to be issued by Zain or Invitel, as the case may be, the Offshore Fund Parties, the Onshore Fund or the Pension Fund Parties, as the case may be, may offer to the Opportunity/Banco Opportunity Parties the right to subscribe up to the total of the remaining new shares not subscribed by the Offshore Fund Parties, the Onshore Fund or the Pension Fund Parties, as the case may be, so as to prevent any of the Offshore Fund Parties, the Onshore Fund or the Pension Fund Parties, as the case may be, from becoming the owner of more than fifty per cent (50%) of the shares with voting rights of Zain or Invitel, as the case may be. If any of the Offshore Fund Parties, the Onshore Fund or the Pension Fund Parties, individually becomes the direct or indirect holder of more than fifty per cent (50%) of the voting capital stock of Zain or Invitel, as the case may be, as a result of the non-exercise by any of the Opportunity/Banco Opportunity Parties of the preemptive right for the subscription of the remaining shares provided for herein and that has been offered to it, such increase of the interest held by the Offshore Fund Parties, the Onshore Fund or the Pension Fund Parties, as the case may be, shall not be deemed a “Consolidation” for the purposes of this Agreement. The event provided for in this item (iii)(d), in case the preemptive right has not been offered to the Opportunity/Banco Opportunity Parties and any of the Offshore Fund Parties or the Onshore Fund, individually becomes the direct or indirect holder of more than fifty per cent (50%) of the voting capital stock of Zain or Invitel, as the case may be, shall be deemed a “Consolidation” for the purposes of this Agreement;

“Control” means the power, collectively or individually, to direct or cause to direct the management or policies of any Person, or to elect the majority of the managers of that Person, through the ownership of securities, through an agreement or otherwise. The terms “Controlling” and “Controlled” and other correlated expressions shall have the meaning that is a consequence of the meaning of Control.

“CVM” means the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários).

“Right of First Refusal” shall have the meaning that is ascribed to it in Exhibit 3.2.5.1. hereof.

“Tag-Along Right with Respect to the Direct Shares” shall have the meaning that is ascribed to it in Section 3.1.1. of this Agreement.

“Tag-Along Right with Respect to the Holdings Shares” shall have the meaning that is ascribed to it in Section 3.1.2. of this Agreement.

“Invitel Debt” shall have the meaning that is ascribed to it the definition of “Consolidation”.

“Lexpart” means Lexpart Participações S.A.

“Sale Notice” shall have the meaning that is ascribed to it in Section 3.2. of this Agreement.

“Metrô-Rio” means Metrô-Rio Concessão Metroviária do Rio de Janeiro S.A. (formerly known as Opportrans Concessão Metroviária S.A.).

“Party” means, individually, any of Opportunity/Banco Opportunity Parties, the Onshore Fund, the Pension Fund Parties, the Offshore Fund Parties and the Portfolio Companies Parties.

“Assigning Party” shall have the meaning that is ascribed to it in Section 3.1. of this Agreement.

“Invitel Shareholders Parties” means the following group of Invitel’s shareholders: the Onshore Fund, the Pension Fund Parties and the Offshore Fund Parties.

“Direct Shares Offered Party” shall have the meaning that is ascribed to it in Section 3.1.1. of this Agreement.

“Holding Shares Offered Party” shall have the meaning that is ascribed to it in Section 3.1.2. of this Agreement.

“Offered Parties” shall have the meaning that is ascribed to it in Section 3.1.2. of this Agreement.

“Interest” shall have the meaning that is ascribed to it in Section 3.1. of this Agreement.

“Person” means any individual, corporation, company, investment fund, trust, non-formed legal entities or group of persons (including partnership, joint venture or consortium), governmental authority, international or multilateral organizations or other entity, as well as any successors and assignees thereof under any title.

“Potential Purchaser” shall have the meaning that is ascribed to it in Section 3.2. of this Agreement.

“Exercise Term” shall have the meaning that is ascribed to it in Section 3.2.1 of this Agreement.

“Proposal” shall have the meaning that is ascribed to it in Section 3.2. of this Agreement.

“Contract Termination Fee” means the contract termination fee provided for by the Termination Fee Agreement entered into on the present date.

“Rules” shall have the meaning that is ascribed to it in Section 7.2. of this Agreement.

“Corporate Reorganization” means the partial spin-off of Zain followed by the merger of the spun off portion into Invitel, occurred on the present date.

“Sanepar” means Companhia de Saneamento do Paraná – Sanepar.

“Sorocaba” means Sorocaba Participações S.A.

“Transfer” shall have the meaning that is ascribed to it in Section 3.1. of this Agreement.

“Transfer of Control” shall have the meaning that is ascribed to it in Section 3.2.2. of this Agreement.

“BT Sale” means the sale of one hundred per cent (100%) of the shares issued by Invitel and the Direct Shares, pursuant to the Sale and Purchase Agreement of BTP Shares entered into on the date hereof.

“Argolis Holdings Sale” means the sale of one hundred per cent (100%) of the shares issued by Argolis Holdings, pursuant to the Sale and Purchase Agreement of Argolis Holdings Shares entered into on the date hereof.

1.2. Within this Agreement, unless otherwise expressly provided for:

(i) references in this Agreement to sections or items shall mean references to sections or items of this Agreement, unless the context indicates otherwise;

(ii) the headings of the sections of this Agreement are used for convenience only and shall not be taken into consideration in the interpretation of this Agreement;

(iii) the use of the word “including” or “inclusive” in this Agreement followed by any general statement, term or matter may not be interpreted so as to limit such statement, term or matter to the specific items or matters inserted immediately after such word, or to similar items or matters; on the contrary, it shall be deemed as being a reference to all the other items or matters that might reasonably be inserted in the wider scope of such statement, term or matter;

(iv) a reference in this Agreement made in the singular shall encompass the reference in the plural and vice versa, and a reference in the masculine gender shall encompass the reference in the feminine gender; and

(v) the use of the word “amendment” in this Agreement shall include any modification, supplement, novation, adjustment or ratification, and the word “amended” shall be interpreted within this context.

SECTION TWO – OBJECT OF THIS AGREEMENT

2.1. The Parties hereby agree that the object of the present Agreement is to regulate the terms and conditions pursuant to which the Onshore Fund, the Pension Fund Parties, the Offshore Fund Parties, the Opportunity/Banco Opportunity Parties and the Joint Venturer shall have tag-along rights with respect to their respective equity interests listed in Exhibit 2.1. hereof and which are directly and/or indirectly held by them in Zain, in Invitel, in Solpart, in BTP, in Argolis Holdings, in Lexpart, in Daleth and in Oeste and their respective direct or indirect controlling shareholders (holding companies), as set forth in Section Three.

2.1.1. The Parties acknowledge and agree that (i) Zain is mentioned in Section 2.1 above only taking into consideration the acts in connection with the Corporate Reorganization are yet to be registered before the competent Board of Trade, and (ii) once those acts are registered, the Tag-Along Rights referred to herein relating to the shares issued by Zain shall be applicable to the shares issued by Invitel, in the capacity of successor of Zain.

SECTION THREE – TAG-ALONG RIGHTS

3.1. Neither of the Parties listed in items (xii) through (xxix) of the preamble of this Agreement (and therefore, except for the Opportunity/Banco Opportunity Parties and the Joint Venturer) nor their respective successors under any title (including, with respect to the Onshore Fund and the Offshore Fund, the quotaholders of the Onshore Fund or the limited partners of the Offshore Fund, as the case may be, in the event of their dissolution or the occurrence of any event as a result of which the shares of the Onshore Fund or the Offshore Fund, as the case may be, are totally or partially given to their quotaholders or their limited partners) or assignees under any title - (each of them a “Assigning Party”) may directly or indirectly, individually or together, sell, assign, transfer, exchange, contribute to the capital stock of another Person, or otherwise sell or give in usufruct (each of these events, a “Transfer”) their respective interests - or any right in connection therewith (including usufruct and subscription rights) - direct or indirect, in Zain, Invitel, Solpart and their respective controlling shareholders (holding companies) (including, but not limited to, in the case of the BT Sale), in Argolis Holdings or Lexpart and its controlling shareholder (holding company (including, but not limited to, in the case of the Argolis Holdings Sale), and also in Daleth, Oeste, and their respective direct or indirect controlling shareholders (holding companies) (“Interest”), unless the Tag-Along Right with Respect to the Direct Shares and/or the Tag-Along Right with Respect to the Holdings Shares, as the case may be, are observed, pursuant to this Section Three. For the purposes of this Agreement, the following shall also be deemed a “Transfer”: (i) the Transfer of quotas of the Onshore Fund held by Previ, Rio Bogan and/or Funcef, provided that in this situation the price per share to be paid by the Potential Purchaser for each of the Direct Shares and/or the Holdings Shares, as the case may be, upon the exercise of Tag-Along Right with Respect to the Direct Shares provided for in Section 3.1.1. and/or Tag-Along Right with Respect to the Holdings Shares provided for in Section 3.1.2, as the case may be, shall be calculated, for each of the companies composing the control chain of BT, Metrô-Rio and Sanepar, utilizing the proportion that each of such assets represents with respect to the totality of the assets of the Onshore Fund, both calculated pursuant to the same criteria set forth in the most recent assets’ market value appraisal report (laudo de avaliação de ativos a valor econômico) prepared pursuant to the provisions of CVM Ordinance (Instrução CVM) n. 438, of 07.12.2006, approved in a Quotaholders General Meeting of the Onshore Fund, and also subject to the provisions of Section 3.2.3; and (ii) the execution of any guaranty granted on the shares with voting rights of BTP by Invitel and/or Solpart, as the case may be, that results in the Transfer of such shares. Notwithstanding the provisions of this item 3.1, the following shall not be deemed a “Transfer”: (i) the event of dissolution of the Onshore Fund; (ii) the occurrence of any event as a result of the shares of the Onshore Fund are totally or partially given to their quotaholders, including, but not limited to, the event of amortization of quotas of the Onshore Fund; or (iii) the transfer, by PREVI, of the number of quotas of the Onshore Fund in excess of its legal limit (enquadramento) which, on the date hereof, is of twenty two thousand, one hundred and ninety two (22,192) quotas, representing approximately two per cent (2%) of the quotas issued by the Onshore Fund, provided that this item (iii) shall be deemed a Transfer in the event that results in a Consolidation. For the sake of clarity, the Parties hereby agree that Exhibit A contains examples of situations of price adjustments in such scenarios.

3.1.1. “Tag-Along Right with Respect to the Direct Shares” shall be understood as the right (but not the obligation) of the Opportunity/Banco Opportunity Parties and/or the Invitel Shareholders Parties (each of them referred to as “Direct Shares Offered Party”) to demand that, in the case of a Transfer of Interest in Zain, in Invitel or in Solpart (and/or their respective Controlling shareholders) directly or indirectly held by any Assigning Party or in the case of a Transfer of Interest held by Solpart in BTP, the respective Assigning Party includes in the Transfer respectively, (A) the nine million, eight hundred and fifty six thousand, one hundred and ninety six (9,856,196) common shares issued by BTP directly or indirectly held by the Opportunity/Banco Opportunity Parties (the “Opportunity Direct Shares”), and (B) up to four million, nine hundred and twenty eight thousand and one hundred (4,928,100) common shares issued by BTP held by the Invitel Shareholders Parties (the “Invitel Shareholders Direct Shares”, and collectively with the Opportunity Direct Shares, referred to as “Direct Shares”) for the same price per share (subject to the adjustment described in Section 3.2.3) and under the same terms and conditions of payment. In case the Assigning Party is not Transferring the total Interest held by such Assigning Party in the respective share chain – and as long as such Transfer does not constitute any of the situations of Transfer of Control described in Section 3.2.2 –, the Tag-Along Right with Respect to the Direct Shares may only be exercised proportionally to what the portion that is being Transferred represents with respect to the total interest held by the Assigning Party in the capital stock of the company that issued the shares that are the subject matter of the Transfer. For the sake of clarity, the Parties hereby agree that Exhibit A contains examples of situations of exercise of the Tag-Along Right with Respect to the Direct Shares in different scenarios.

3.1.2. “Tag-Along Right with Respect to the Holdings Shares” shall be understood as the right (but not the obligation) of each of the Opportunity/Banco Opportunity Parties, the Onshore Fund, the Pension Fund Parties, the Offshore Fund Parties and the Joint Venturer (“Holdings Shares Offered Party” and collectively with the Direct Shares Offered Parties referred to as the “Offered Parties”) to demand that, in the case of a Transfer intended by an Assigning Party, the respective Assigning Party includes in the Transfer all the Interests held by any of the Opportunity/Banco Opportunity Parties, the Onshore Fund, the Pension Fund Parties, the Offshore Fund Parties and the Joint Venturer in each of the companies Zain, Invitel, Solpart, Argolis Holdings, Lexpart, Daleth, Oeste and their respective direct or indirect Controlling shareholders (“Holdings Shares”), as the case may be, for the same price per share (subject to the adjustment described in Section 3.2.3) and under the same terms and conditions of payment. In case the Assigning Party is not Transferring the total Interest held by such Assigning Party in the respective share chain – and as long as such Transfer does not constitute any of the situations of Transfer of Control described in Section 3.2.2 –, the Tag-Along Right with Respect to the Holdings Shares may only be exercised proportionally to what the portion that is being Transferred represents with respect to the total interest held by the Assigning Party in the capital stock of the company that issued the shares that are the subject matter of the Transfer. For the sake of clarity, the Parties hereby agree that Exhibit A contains examples of situations of exercise of the Tag-Along Right with Respect to the Holdings Shares in different scenarios.

3.1.3. The Parties acknowledge and agree that (i) Zain is mentioned in Section 3.1, 3.1.1 and 3.1.2 only taking into consideration the acts in connection with the Corporate Reorganization are yet to be registered before the competent Board of Trade, and (ii) once those acts are registered, the Tag-Along Rights referred to herein relating to the shares issued by Zain shall be applicable to the shares issued by Invitel (and/or its successors under any title) in the capacity of successor of Zain.

3.2. Any Assigning Party may only make a Transfer of its Interest if such Assigning Party has in good faith received a proposal from a Person – whether or not this Person is a party to this Agreement – (“Potential Purchaser”) for the acquisition of such Interest (“Proposal”) and prior to such Transfer submits the Proposal, within eight (8) days counted as of the date of acceptance of the Proposal by the Assigning Party, to the Offered Parties, allowing them to exercise the Tag-Along Right with Respect to the Direct Shares and/or the Tag-Along Right with Respect to the Holdings Shares, as the case may be. For that purpose, the Assigning Party shall send a written notice to the Offered Parties in connection with the proposed Transfer (“Sale Notice”), containing the following:

(i) the identification, in confidential terms, of the Potential Purchaser, as well as a representation of the Potential Purchaser stating whether or not it is an Affiliate of any of the Parties of this Agreement;

(ii) all the conditions of the Transfer of the respective Interest pursuant to the Proposal, particularly indicating the respective price, the payment currency and the other terms and conditions of the Proposal, provided that the payment shall always be made (a) in cash, (b) in securities with rating equal to or greater than B+, as determined by a first tier rating agency, as long as allowed by the investment policies of each of the other Parties; or (c) in liquid shares traded in the BOVESPA – Bolsa de Valores de São Paulo (São Paulo Stock Exchange);

(iii) representation by the Assigning Party - for itself and on behalf of its respective direct or indirect Controlling shareholders and Affiliates - that neither it nor any of its direct or indirect Controlling shareholders or Affiliates has received or will receive any consideration for or in connection with the sale of its Interest other than the price indicated in compliance with the provisions of Section 3.2. (ii) above;

(iv) the confirmation by the Potential Purchaser that its Proposal also includes the acquisition, under the same terms and payment conditions, of (A) the totality of the Direct Shares and/or the Holdings Shares, as the case may be, or (B) in case the Assigning Party is not Transferring the totality of the Interest held by such Assigning Party in the respective share chain – and as long as such Transfer does not constitute any of the events of Transfer of Control described in Section 3.2.2 –, part of the Direct Shares and/or the Holdings Shares, as the case may be, proportionally to what the portion that is being Transferred represents with respect to the total interest held by the Assigning Party in the capital stock of the company that issued the shares that are the subject matter of the Transfer;

(v) a joint representation signed by the Potential Purchaser and by the Assigning Party containing the individual understanding of the Potential Purchaser and the Assigning Party with respect to the price to be paid to each of the Offered Parties in the case of exercise of the Tag-Along Right with Respect to the Direct Shares and/or the Tag-Along Right with Respect to the Holdings Shares, as the case may be, by all the Offered Parties; and

(vi) a representation signed by the Potential Purchaser stating that it is aware of and shall be bound to, after the respective Transfer that is the subject matter of the Proposal, the terms of the present Agreement in case the Tag-Along Right with Respect to the Direct Shares and/or the Tag-Along Right with Respect to the Holdings Shares, as the case may be, is not exercised by any of the Offered Parties – or in case any of the Offered Parties still holds Direct Shares or Holding Shares even after any partial exercise of the Tag-Along Right with Respect to the Direct Shares and/or the Tag-Along Right with Respect to the Holdings Shares, as the case may be –, becoming a party to this Agreement in the same condition of the Assigning Party, with the same rights and duties of the latter.

3.2.1. Within twenty (20) days counted as of the receipt of the Sale Notice (“Exercise Term”), each of the Offered Parties – and regardless of whether or not the other Offered Parties have exercised their right – shall have the right (but not the obligation) to exercise, at its sole discretion, the Tag-Along Right with Respect to the Direct Shares (if applicable) and/or the Tag-Along Right with Respect to the Holdings Shares, by sending a notice to the Assigning Party (with copy to the other Offered Parties) informing of its intention to exercise the Tag-Along Right with Respect to the Direct Shares (if applicable) and/or the Tag-Along Right with Respect to the Holdings Shares. In such event, the Assigning Party shall be obliged to include in the proposed Transfer the Direct Shares and/or the Holding Shares owned by the Offered Party(Parties) that has(have) exercised its(their) Tag-Along Right with Respect to the Direct Shares (if applicable) and/or the Tag-Along Right with Respect to the Holdings Shares. If the Transfer subject matter of the Proposal is not definitively contracted by the Assigning Party and by the Potential Purchaser, pursuant to the provisions of this Agreement, within one hundred and eighty (180) days counted as of the end of the Exercise Term, the Proposal shall be deemed terminated and the Assigning Party shall restart the procedure provided for in this Section if it maintains its intention of Transferring the Interest.

3.2.1.1. The Offered Parties may only exercise the Tag-Along Right with Respect to the Direct Shares and/or the Tag-Along Right with Respect to the Holdings Shares, as the case may be, if they do it with respect to the total interest, in the capital stock of the company issuer of the shares that are the subject matter of the Transfer, that falls to the Offered Party pursuant to the Proposal, subject to the proportionality rule provided for in Sections 3.1.1 and 3.1.2 above, if applicable to the Transfer.

3.2.2. The Parties hereby agree that, in the event of any Transfer or Consolidation, through one or more acts – including, but not limited to, as a result of the exercise of any Tag-Along Right with Respect to the Holdings Shares – of Control, direct and/or indirect, of Zain, Invitel, Solpart, BTP, Argolis Holdings, Lexpart, Daleth and/or Oeste (“Transfer of Control”) by any of the Assigning Parties (together or individually), the Offered Parties shall have the right (but not the obligation) to exercise, at its sole discretion, the Tag-Along Right with Respect to the Direct Shares (if applicable) and/or the Tag-Along Right with Respect to the Holdings Shares with respect to the totality of the Direct Shares and the totality of the Holding Shares, pursuant to the provisions of this Section.

3.2.2.1. In case there is series of Transfers which results in a Transfer of Control within a certain period of twenty four (24) months involving any of the Assigning Parties (together or individually), the Tag-Along Right with Respect to the Direct Shares and the Tag-Along Right with Respect to the Holdings Shares, as the case may be, may be exercised by each of the Offered Parties with respect to the totality of the Direct Shares or the Holdings Shares, as the case may be, owned by the respective Offered Party. In such case, the price to be paid for the Direct Shares and the Holdings Shares, as the case may be, shall take into consideration the weighted average value, adjusted by the CDI (rate corresponding to the accumulation of daily average rates of Interbank Deposits – DI of one (1) day, “over extra group”, calculated and published by the Clearing House for the Custody and Financial Settlement of Securities (Câmara de Liquidação e Custódia - “CETIP”), two hundred and fifty two (252) days basis, expressed in annual percentage, pursuant to the formula published at CETIP’s website) in the respective period, used in the series of Transfers that resulted in the Transfer of Control.

3.2.3. Upon each Transfer of Interest by an Assigning Party, for the purpose of determination of the equivalent price per share to be paid by the Potential Purchaser for each of the Direct Shares or the Holding Shares, as the case may be, the price proposed by the Potential Purchaser with respect to the Interest shall be adjusted by the net positions of cash, indebtedness and the percentage of interest of the companies through the corporate chain until the company(companies) in which the Offered Party holds the Direct Shares or the Holdings Shares, as the case may be.

3.2.3.1. In the case of a Consolidation resulting from the exercise of a preemptive right in a capital increase, the Potential Purchaser shall be the shareholder that has increased its interest through the exercise of the preemptive right and the price per share for the purpose of exercise of the Tag-Along Right with Respect to the Direct Shares and/or the Tag-Along Right with Respect to the Holdings Shares, as the case may be, shall be calculated based on the issue price established pursuant to the terms of item (iii)(c) of the definition of “Consolidation” and shall be adjusted by the net positions of cash, indebtedness and the percentage of interest of the companies through the corporate chain until the company(companies) in which the Offered Party holds the Direct Shares or the Holdings Shares, as the case may be.

3.2.3.2. For the sake of clarity, the Parties hereby agree that Exhibit A contains examples of situations of price adjustments in different scenarios in the cases of items 3.2.3. and 3.2.3.1.

3.2.4. The Tag-Along Right with Respect to the Direct Shares applies neither to the new shares issued by BTP that are acquired after the date hereof nor to the shares currently held, directly or indirectly, that exceed the amount of nine million, eight hundred and fifty six thousand, one hundred and ninety six (9,856,196) Opportunity Direct Shares. The Tag-Along Right with Respect to the Direct Shares held by the Invitel Shareholders Parties applies to the common shares currently held, directly or indirectly, by any Invitel Shareholder Party and to the new shares issued by BTP that are acquired by any Invitel Shareholder Party after the date hereof, as long as they do not exceed the total amount of four million, nine hundred and twenty eight thousand and one hundred (4,928,100) common shares issued by BTP. The Tag-Along Right with Respect to the Direct Shares also applies to (i) the new shares resulting from any stock split or bonus share in connection with the Opportunity Direct Shares and the Offshore Fund Direct Shares, as the case may be, and (ii) the shares that the Opportunity/Banco Opportunity Parties and the Invitel Shareholders Parties, as the case may be, start to hold as result of the ownership of the Opportunity Direct Shares and the Invitel Shareholders Parties Direct Shares, as the case may be, as a result of a subscription, capitalization of profits, consolidation, merger, spin-off, transformation or otherwise.

3.2.5. The Parties hereby agree that any transfer made by the Opportunity/Banco Opportunity Parties and/or by the Invitel Shareholders Parties of the respective Direct Shares, whether a partial or a total transfer, as well as any transfer by the Pension Fund Parties and/or the Onshore Fund Party of the shares issued by BTP and respectively directly held by them, shall trigger no tag-along right to any Party or Person.

3.2.5.1. The Parties hereby agree that the Transfer made by the Opportunity/Banco Opportunity Parties of the respective Holding Shares, whether a partial or a total Transfer, shall trigger no tag-along right to any Party or Person, provided that, in this event, the Opportunity/Banco Opportunity Parties undertake to grant the other Parties the Right of First Refusal provided for in Exhibit 3.2.5.1. The Right of First Refusal shall not apply in the case of a Transfer, whether partial or total, of the Holdings Shares to any of the Affiliates of the Opportunity/Banco Opportunity Parties or between the Opportunity/Banco Opportunity Parties. In case there is a change of Control of this Affiliate or the assigning Opportunity/Banco Opportunity Party after the Transfer of the Holdings Shares, the other Parties (other than a Opportunity/Banco Opportunity Party) shall be granted the right to exercise the Right of First Refusal to acquire the Holdings Shares held by such assignee, pursuant to Exhibit 3.2.5.1, at the implicit price of the Holdings Shares in the change of control.

3.2.6. The Parties hereby agree that the Transfer made by any of the Parties to any of their Affiliates of their respective Holding Shares, whether a partial or a total Transfer, shall trigger no tag-along right to any Party or Person. In such event, the Assigning Party undertakes to cause its respective Affiliate to expressly adhere to the present Agreement, with the consequent subrogation of the latter in the rights and obligations provided for herein in connection with the Holding Shares that were assigned to it, including, without limitation, the right to exercise the Tag-Along Right with Respect to the Direct Shares and/or the Tag-Along Right with Respect to the Holdings Shares, as the case may be.

3.2.7. In the case of exercise the Tag-Along Right with Respect to the Direct Shares and/or the Tag-Along Right with Respect to the Holdings Shares pursuant to this Section Three, as the case may be, the Parties hereby agree that each of the Offered Parties may effect the corporate restructurings they think proper within their Affiliates– and that include the direct or indirect sale of the Direct Shares and/or the Holding Shares – before the implementation of the Transfer. In such case, the Assigning Party and the other Parties hereby undertake (i) not to obstruct nor to challenge such restructurings, and (ii) to wait for ninety (90) days to specifically effect the Transfer of the shares held by the Party that exercised the Tag-Along Right with Respect to the Direct Shares and/or the Tag-Along Right with Respect to the Holdings Shares, as the case may be, and that requests the effecting of such restructuring, without prejudice to the conclusion of the Transfer of the shares held by the other Parties. The indirect sale of the Direct Shares and/or the Holdings Shares, as the case may be, resulting from a corporate restructuring provided for in this item 3.2.7, shall be previously approved by the Potential Purchaser.

3.3. The Tag-Along Right with Respect to the Direct Shares and the Tag-Along Right with Respect to the Holdings Shares are valid and effective, pursuant to the terms of article 118 of Law n. 6,404/76, for a thirty-year term counted as of the date hereof, and the Agreement is filed at the headquarters of each of the companies whose shares are the subject matter of the Tag-Along Right with Respect to the Direct Shares and/or the Tag-Along Right with Respect to the Holdings Shares, as the case may be.

3.4. Any Transfer effected in violation of the provisions of this Section shall be null and void, and the respective company issuer of the shares shall not register such Transfer in its books and records, without prejudice to the other provisions of this Agreement and the applicable legal provisions.

3.5. The Parties hereby agree that the provisions of this Section Three do not apply to and the present Agreement in no way limits, the Transfer, by any of the Parties: (a) of the Holdings Shares, through a secondary public offering of shares registered before the CVM; or (b) of the Holdings Shares, through the sale in a stock exchange, only if such sale is effected after the initial public offering or the corporate restructuring of the company that issued the Holdings Shares which results in its listing in the Novo Mercado or in Corporate Governance Level II segment (Nível 2 de Governança Corporativa) of Bovespa, as long as the respective listed company has or starts to have as a result of such sale, a minimum free float of twenty five (25%) per cent; or (c) Holdings Shares resulting from a corporate restructuring transaction involving Invitel, Solpart and/or BTP which results in the spreading of the Control of BTP and BT, as long as the company resulting from such restructuring has its shares listed in the New Market. In the event of a secondary public offering of shares registered before the CVM, all the interested Parties shall be granted the right to effect the sale of their Holding Shares in their respective proportion of Holdings Shares.

3.5.1. For the purpose of articles 40 and 118 of Law n. 6,404/76, the Holdings Shares to be sold pursuant to Section 3.5 may be freely released and therefore shall no longer be subject to this Agreement. For that purpose, the Party interested in the release of its shares shall inform the respective issuer in writing, with copy to the other Parties, of the release of its Holdings Shares.

3.6. The performance of the provisions contained in this Section Three that grant the Tag-Along Right with Respect to the Holdings Shares to the Joint Venturer may be claimed against the Parties by the Joint Venturer, constituting third party benefits (estipulações em favor de terceiro) subject to the terms of article 436 and following articles of the Civil Code, and the Parties may not mutually release themselves from the obligations provided for in this Section Three without the written authorization of the Joint Venturer. The Joint Venturer may not assign its rights under this Agreement, whether partially or totally, without the prior and written agreement of the other Parties.

SECTION FOUR – REPRESENTATIONS AND WARRANTIES

4.1. Each of the Parties hereby represents and warranties to the other Parties that:

(i) it is authorized to enter into and comply with this Agreement and each and every act and agreement provided for and referred to herein, as well as to perform its obligations provided for herein and to conclude the transactions provided for herein;

(ii) no additional corporate act (including approvals by shareholders or managers) of the respective Party or authorization or consent of any Person, is necessary to authorize such Party to enter into and comply with this Agreement.

(iii) there is no untrue representation and there is no omission of any fact that would make the representations hereby provided deceitful. To the best knowledge of the respective Party, there is no fact that affects the ability of this Party to comply with its obligations provided for in this Agreement.

SECTION FIVE - DEFAULT

5.1. Subject to the provisions of Section 5.1.1 below, in the case of any default by any of the Parties (or their respective Affiliates) in connection with the obligations undertaken and the representations and warranties provided pursuant to this Agreement, including on behalf of their Affiliates, such Party shall hold the other Parties (and their respective Affiliates) fully harmless from and against any losses, injuries, damages, costs, penalties, disbursements or liabilities and also court costs and attorneys’ fees, including pursuant to the provisions of article 404 of Brazilian Civil Code, that any Party (or any of their respective Affiliates) may incur or suffer as a result of the default of any of the obligations undertaken or violation of the representations and warranties provided pursuant to this Agreement.

5.1.1 For any event of default by any Opportunity/Banco Opportunity Party of any of the obligations, releases, representations and warranties provided for in this Agreement, each Opportunity/Banco Opportunity Party shall be individually liable. Notwithstanding the foregoing, it is hereby agreed that: (i) the Party OPPORTUNITY LÓGICA GESTÃO DE RECURSOS LTDA. shall be held jointly liable and without the benefit of order, pursuant to the provisions of article 275 of Brazilian Civil Code, for/with each Affiliate listed in Exhibit I, Item (A); and (ii) the Party OPPORTUNITY GESTORA DE RECURSOS LTDA. shall be held jointly liable and without the benefit of order, pursuant to the provisions of article 275 of Brazilian Civil Code, for/with each Affiliate listed in Exhibit I, Item (B).

5.1.2. For the sake of clarity, the Parties Priv FIA and Tele FIA shall only be liable for their own obligations, without any liability for the obligations of any third parties, including their Affiliates.

SECTION SIX – MISCELLANEOUS

6.1. Any notices, requests, complaints, claims, directions or any other type of communication to be made pursuant to this Agreement to any Party shall be in writing and sent to the respective person through a letter with the respective notice of receipt through the Cartório de Títulos e Documentos (notary office) or also by facsimile, as long as with the respective confirmation of sending, to the following addresses (or to any other address or numbers, as long as previously informed, pursuant to this Agreement, to the other Parties):

(i) If to the OPPORTUNITY/BANCO OPPORTUNITY PARTIES:

Av. Presidente Wilson, nº 231, 28º andar (parte)
Rio de Janeiro, RJ – 20030-021
For the attention of: Verônica Valente Dantas, Arthur Joaquim de Carvalho e Danielle
Silbergleid Ninio
Facsimile: + 55 21 3804-3480

Av. Presidente Wilson, nº 231, 29º andar (parte)
Rio de Janeiro, RJ – 20030-021
For the attention of: Dório Ferman
Facsimile: + 55 21 2532-7255

Copy to:
Barbosa, Müssnich & Aragão Advogados
Av. Almirante Barroso, nº 52, 32º andar
Rio de Janeiro, RJ
For the attention of: Francisco Antunes Maciel Müssnich
Facsimile: + 55 21 3824 6090

(ii) If to the Onshore Fund:

Angra Partners Consultoria Empresarial e Participações Ltda.
Rua Lauro Muller , 116 – sala 2201
Rio de Janeiro, RJ – 22290-160
Brasil
For the attention of: Alberto Ribeiro Guth
Facsimile: + 55-21-2196-7201

Copy to:
Leoni Siqueira Advogados
Av. Rio Branco 138, 6º andar
Rio de Janeiro, RJ – 20040-002
Brasil
For the attention of: Sergio Ros Brasil
Facsimile: + 55-21-3077-3999

(iii) If to the Pension Fund Parties:

Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI
Praia de Botafogo, 501, 3º e 4º andares
Rio de Janeiro, RJ – 22250-040
Brasil
For the attention of: Renato Chaves
Facsimile: + 55-21-3870-1951

PETROS – Fundação Petrobras De Seguridade Social
Rua do Ouvidor, 98, 9º andar
Rio de Janeiro, RJ – 20040-030
Brasil
For the attention of: Ricardo Malavazi Martins
Facsimile: + 55-21-2506-0570

Fundação dos Economiários Federais – FUNCEF
Setor Comercial Norte, Quadra 02, Bloco A
Edifício Corporate Financial Center, 13º andar
Brasília, DF – 70712-900
Brasil
For the attention of: Demósthenes Marques
Facsimile: + 55-61-3329-1767

Fundação 14 de Previdência Privada
Setor Comercial Norte, Quadra 03, Bloco A, Loja 01, Térreo, Asa Norte
Brasília, DF – 70713-000
Brasil
For the attention of: Sra. Lisbeth Bastos
Facsimile: +55-61-3305-5111

Copy to:
Bocater, Camargo, Costa e Silva – Advogados Associados
Av. Rio Branco, 110 - 40º andar
Rio de Janeiro – RJ – 20040-001
Brasil
For the attention of: Sr. Francisco Augusto da Costa e Silva
Facsimile: + 55-21-2224-2139

TELOS – Fundação Embratel de Seguridade Social
Av. Presidente Vargas 290, 10° andar
Rio de Janeiro, RJ – 20091-060
Brasil
For the attention of: Sra. Andrea Morango Pittigliani
Facsimile: +55-21-2121-6887

(iv) If to the Offshore Fund Parties:

Citigroup Venture Capital International Brazil, L.P.
731 Lexington Avenue, 21º andar
Nova Iorque, Nova Iorque – 10022
Estados Unidos da América
For the attention of: Paulo Caldeira
Facsimile: + 1-212-793-2799

Copy to:
Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados
Al. Joaquim Eugênio de Lima, 447
São Paulo, SP – 01403-001
Brasil
For the attention of: Sergio Spinelli Silva Jr., Daniel Calhman de Miranda e Kevin
Michael Altit
Facsimile: +55-11-3147-7700

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York – NY 1006
For the attention of: Sr. Jeffrey Lewis e Sr. Duane McLaughlin
Fac-simile: +1-212-225-3999

(v) If to the Portfolio Companies Parties:

Angra Partners Consultoria Empresarial e Participações Ltda.
Rua Lauro Muller , 116 – sala 2201
Rio de Janeiro, RJ – 22290-160

Brasil
For the attention of: Alberto Ribeiro Guth
Facsimile: + 55-21-2196-7201

Copy to:
Leoni Siqueira Advogados
Av. Rio Branco 138, 6º andar
Rio de Janeiro, RJ – 20040-002
Brasil
For the attention of: Sergio Ros Brasil
Facsimile: + 55-21-3077-3999

6.2. The current Agreement, all its terms and conditions and its Exhibits bind the Parties and their successors and assignees under any title. This Agreement may only be amended through the execution of the proper instrument by all the Parties. Unless otherwise expressly provided for in this Agreement, neither of the Parties may assign its rights and obligations provided for in this Agreement without the prior and express consent of the other Parties.

6.3. The Parties, for themselves and on behalf of their Affiliates, hereby undertake not to challenge in any way, directly or indirectly, including before any Governmental Authority, the validity and/or effectiveness of this Agreement and/or the covenants hereby provided for.

6.4. The fact that any Party fails to demand, at any time, the compliance with any of the provisions of this Agreements or fails to exercise any option, privilege or right that is granted to it pursuant to this Agreement, shall be deemed neither a waiver by such Party of any right deriving from the current Agreement, nor a cancellation or alteration of any of the obligations undertaken herein, nor shall release the other Party from complying with or performing its obligations deriving herefrom, unless otherwise expressed in this Contract.

6.5. This Agreement shall be governed, interpreted and enforceable according to the laws of Brazilian Federal Republic (República Federativa do Brasil).

6.6. The Parties hereby agree that the current Agreement constitutes an extrajudicial execution instrument for all the legal effects of the provisions of the Brazilian Code of Civil Procedure, and that the obligations provided for in this Agreement may be subjected to specific performance, any compensation for damages and losses not constituting sufficient recovery.

SECTION SEVEN - ARBITRATION

7.1. Any and all disputes resulting from this Agreement shall be settled by arbitration.

7.2. The dispute shall be presented before the Arbitral Tribunal of the International Chamber of Commerce – ICC (“ICC”) in accordance with its rules (“Rules”) in force on the date of the request for the institution of the arbitration.

7.3. Each Party is bound to the current arbitration provision for all legal purposes and effects.

7.4. The arbitral award shall be definitive, not subject to appeal and shall bind the Parties that undertake to comply with it spontaneously, undertaking not to pursue judicial measures, except for the provisions of item 7.7 below.

7.5. The arbitration shall take place in the city of London, England, provided that the arbitrators may not judge based on equity. The arbitration shall be carried out in the English language.

7.6. The arbitration shall be constituted by three (3) arbitrators, provided that the claimant(s) (together, as applicable) shall indicate one (1) arbitrator and the respondent(s) (together, as applicable) shall indicate the second arbitrator, and the two arbitrators shall in mutual agreement appoint a third arbitrator, which shall serve as the chairman of the arbitral tribunal. In case the two (2) arbitrators indicated by the Parties fail to appoint the third arbitrator within thirty (30) days counted as of date on which the last of the two (2) arbitrators was appointed, it shall fall to ICC to indicate the third arbitrator. Should the claimant(s) or the respondent(s) not be able to reach an agreement in connection with the respective arbitrator, the three (3) arbitrators shall be chosen and appointed by ICC.

7.7. The provisions of this Section notwithstanding, each Party remains with the right of requesting before the competent court elected in this Section, prior to the institution of the arbitral tribunal, the judicial measures that aim at the obtaining of any kind of protection or safeguard or rights or of preparatory nature, without that being interpreted as a waiver of the arbitration. For the exercise of the aforementioned judicial measures, the Parties hereby elect the venue of the Circuit Court of the Capital of the State of Rio de Janeiro, Brazil, expressly waiving any other, as privileged as it is or may be. Once the arbitration is instituted, the parties undertake to observe, with respect to the judicial measure filed, the orders of the arbitral tribunal.

7.8 The execution of the arbitral award shall be carried out in any court that has jurisdiction over the Parties and their assets. Each Party shall make its best efforts in order to ensure the fast and efficient conclusion of the arbitral proceeding.

7.9. The Parties agree that the arbitration shall be treated as confidential and its elements (including without limitation the allegations of the Parties, evidences, experts’ reports and other expressions of third parties and any other documents submitted or exchanged within the arbitral proceeding) shall be disclosed only to the arbitral tribunal, the Parties, their lawyers and any person necessary to the development of the arbitration, except if the disclosure is required for the compliance of the obligations imposed by law or by any regulatory authority.

SECTION EIGHT – TRANSITORY PROVISIONS

8.1. The Parties agree that notwithstanding the provisions of this Agreement, the sale of their direct or indirect Interests in BTP and in Argolis Holdings contracted on the present date shall be made pursuant to the Sale and Purchase Agreement of BTP Shares and the Sale and Purchase Agreement of Argolis Holdings Shares.

8.1.1. The Parties agree that the provisions of this Agreement do not apply to the juristic act already contracted between the Onshore Fund and the Offshore Fund in connection with the acquisition by the Onshore Fund of seven million, four hundred and fifteen thousand, six hundred and ninety four (7,415,694) shares issued by Oeste held by the Offshore Fund, that the Onshore Fund would have the right to subscribe if it had exercised its preemptive right in the capital increase made on August 15, 2003.

8.2. If for any reason the sale of the aforementioned Interests in BTP and in Argolis Holdings can not be carried out pursuant to the exact terms of the Sale and Purchase Agreement of BTP Shares and the Sale and Purchase Agreement of Argolis Holdings Shares, any other Transfer of such Interests shall be subject to the provisions of this Agreement.

IN WITNESS WHEREOF, the Parties execute this Agreement in twelve (12) counterparts of same tenor and content, in the presence of the undersigned witnesses.

Rio de Janeiro, April 25, 2008.

Signature Page of the Agreement on Tag-Along Rights

OPPORTUNITY FUND

By:_______________________________
Name:
Position:

OPPORTUNITY LÓGICA RIO CONSULTORIA E PARTICIPAÇÕES LTDA.

By:_______________________________
Name:
Position:

OPPORTUNITY ASSET ADMINISTRADORA DE RECURSOS DE TERCEIROS LTDA.,

By:_______________________________
Name:
Position:

OPPORTUNITY INVEST II LTDA.

By:_______________________________
Name:
Position:

OPPORTUNITY INVESTIMENTOS LTDA.

By:_______________________________
Name:
Position:

Signature Page of the Agreement on Tag-Along Rights

OPP I FUNDO DE INVESTIMENTOS EM AÇÕES

By:_______________________________
Name:
Position:

OPPORTUNITY LÓGICA II FUNDO DE INVESTIMENTO EM AÇÕES

By:_______________________________
Name:
Position:

LUXOR FUNDO DE INVESTIMENTO MULTIMERCADO

By:_______________________________
Name:
Position:

INTERNATIONAL MARKETS INVESTMENTS C.V

By:_______________________________
Name:
Position:

TIMEPART PARTICIPAÇÕES LTDA.

By:_______________________________
Name:
Position:

Signature Page of the Agreement on Tag-Along Rights

OPPORTUNITY CONSULTORIA LTDA.

By:_______________________________
Name:
Position:

INVESTIDORES INSTITUCIONAIS FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES

By:_______________________________
Name:
Position:

CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI

By:_______________________________
Name:
Position:

FUNDAÇÃO PETROBRAS DE SEGURIDADE SOCIAL – PETROS

By:_______________________________
Name:
Position:

FUNDAÇÃO DOS ECONOMIÁRIOS FEDERAIS – FUNCEF

By:_______________________________
Name:
Position:

Signature Page of the Agreement on Tag-Along Rights

FUNDAÇÃO 14 DE PREVIDÊNCIA PRIVADA

By:_______________________________
Name:
Position:

CITIGROUP VENTURE CAPITAL INTERNATIONAL BRAZIL LLC.

By:_______________________________
Name:
Position:

CITIGROUP VENTURE CAPITAL INTERNATIONAL BRAZIL, L.P.

By:_______________________________
Name:
Position:

INTERNATIONAL EQUITY INVESTMENTS LLC.

By:_______________________________
Name:
Position:

TELE FUNDO DE INVESTIMENTO EM AÇÕES

By:_______________________________
Name:
Position:

Signature Page of the Agreement on Tag-Along Rights

PRIV FUNDO DE INVESTIMENTO EM AÇÕES

By:_______________________________
Name:
Position:

RIO BOGAN EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.

By:_______________________________
Name:
Position:

ZAIN PARTICIPAÇÕES S.A.

By:_______________________________
Name:
Position:

INVITEL S.A.

By:_______________________________
Name:
Position:

SOLPART PARTICIPAÇÕES S.A.

By:_______________________________
Name:
Position:

Signature Page of the Agreement on Tag-Along Rights

ARGOLIS HOLDINGS S.A.

By:_______________________________
Name:
Position:

LEXPART PARTICIPAÇÕES S.A.

By:_______________________________
Name:
Position:

OESTE PARTICIPAÇÕES S.A.

By:_______________________________
Name:
Position:

DALETH PARTICIPAÇÕES S.A.

By:_______________________________
Name:
Position:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 03, 2008

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.